Mail Stop 6010

April 9, 2008

Gary Ball
President
Infrared Systems International
15 N. Longspur Drive
The Woodlands, TX 77380

> **Re: Infrared Systems International**
> **Amendment No. 2 to Form SB-2 on Form S-1**
> **Filed March 26, 2008**
> **File No. 333-147367**

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1.   We note your response to prior comment 2. Please tell us why you have checked the "Non-accelerated filer" box rather than the "Smaller reporting company" box. Please refer to Part III.F.3 of Release No. 33-8876 entitled, "Smaller Reporting Company Regulatory Relief and Simplification," which is available on the Commission's website at www.sec.gov.

Prospectus Cover Page

2.   Please refer to prior comment 7. Please reconcile the disclosure on the cover page of 309,059 shares owned by officers and directors with the disclosure on page 8 of 281,508 shares and the disclosure on page 25 of 302,293 shares.

3.	We note your responses to prior comments 8 and 15. You disclose on the prospectus cover page and page 3 that you do not believe that the distribution will qualify as a tax-free spin-off. Please revise the risk factor on page 7 under the heading "We do not believe that the distribution …" to remove any implication that the distribution will qualify as a tax-free spin-off.

About our Company, page 4

4.	Please refer to prior comment 13. Please reconcile the disclosure in this section that you hold "certain licenses that provide modest revenues" with the disclosure that "During 2007, all revenues were generated from a single license."

Management's Discussion and Analysis or Plan of Operations, page 14

5.	Please revise your MD&A to include the quarterly period ended December 31, 2007. Your discussion of the change in revenues during the interim period should address changes in the number of units sold and the unit prices charged each period. In addition, discuss the reasons for the significant increase in professional fees and the decrease in interest expense and related party interest expense during the quarter ended December 31, 2007.

Revenue Recognition, page 15

6.	Please refer to prior comment 30. Please expand the appropriate section to discuss the material terms of the license agreement with Kollsman, such as the duration and termination provisions. We note article VI of exhibit 10.5.

7.	Please refer to prior comment 31. Please tell us which provision of the license agreement is related to the royalty fees of $300 and $800 per system.

8.	Please expand the appropriate section to disclose the additional fee increases. Also, disclose the decrease in the fee at 10,000 systems.

9.	Please reconcile the disclosure that the licensing agreement was signed in 2004 with exhibit 10.5 which appears to have been signed in 1997. If you entered into additional material agreements with Kollsman, file the agreements as exhibits. For example, section 5.1 of exhibit 10.5 references ongoing discussions regarding a formal license amendment to a license agreement dated October 26, 1995.

10.	Please file the complete license agreement. We note that section 5.1 of exhibit 10.5 refers to exhibit I which was not filed as an exhibit to the agreement.

Plan of Operation in the Next Twelve Months, page 15

11.   Please refer to prior comment 32. Please clarify the difference between EVS and EVS II.

Liquidity and Capital Resources, page 17

12.   Please reconcile your response to prior comment 34 that the extent of your relationship with ISS Associate Contractors is that the parties have entered into a non disclosure agreement with the liquidity and capital resources section of the Advance Technologies' Form 10-KSB for the fiscal year ended September 30, 2006.

Net Sales, page 17

13.   Please clarify the number of units you sold each period. Your discussion in the revenue recognition footnote implies that you sold over 210 units in the September 30, 2007 period. The amount of revenue recorded during this period is not consistent with this level of sales.

Selling, General and Administrative Expenses, page 17

14.   We reference your discussion on page 17 that the increase in professional fees was primarily related to reverse merger costs. Please revise to discuss and quantify the costs related to the reverse merger. In addition, tell us where you have discussed the accounting treatment of the reverse merger in the financial statements.

Business, page 18

15.   Please tell us why this section does not discuss the Spectrum 9000 and the Adaptive Optical Controller that are on the website mentioned in your response to prior comment 38. Also, discuss, if material, your relationship with Mitsubishi concerning the Adaptive Optical Controller.

16.   Please refer to prior comment 39. Please tell us why this section does not discuss the development of your business with United Integrated Services during the past three years. We note disclosure in the Advance Technologies' Form 10-KSB for the fiscal year ended September 30, 2006 regarding other development activities as well as disclosure in the Form 10-KSB's liquidity and capital resources sections.

17.   Please tell us where you revised the disclosure in response to prior comment 40.

ISI Business Model, page 18

18.   Please expand the disclosure of your products for "thermal imaging of the human body for medical purposes" to identify the name of your product. Also, expand the appropriate section to identify the intended uses for which you plan to market and distribute the product. For example, clarify whether the product is intended for use in the diagnosis of disease or other conditions or in the cure, mitigation, treatment or prevention of disease, or intended to affect the structure or function of the body.

Enhanced Vision System, page 19

19.   Please refer to prior comment 42. Please reconcile the reference in this section to royalties of $32,100 to the reference on page 17 to royalties of $35,100 for the fiscal year ended September 30, 2007.

20.   Please quantify the number of enhanced vision system products built and installed pursuant to the license in the fiscal year ended September 30, 2007 and the quarter ended December 31, 2007.

Medical System, page 19

21.   We note your response to prior comment 44. Please reconcile the disclosure on page 19 that the export of the cameras will require authorization from the U.S. Department of Commerce with the disclosure in exhibit 10.6 that the export will be in accordance with a future export license. Also, update the status of the authorization or license for the export of the cameras.

22.   Please add a section that discloses the regulatory requirements of international markets that you have been developing for your infrared imaging cameras for medical purposes.

23.   Please discuss the material terms of the December 7, 2007 transaction with United Integrated Services. We note exhibit 10.6 and the customer deposit of $119,725 classified as a current liability on your balance sheet for the quarter ended December 31, 2007.

Infrared Security System, page 19

24.   Please expand this section to balance the last two paragraphs of this section with the disclosure in Note 2 on page F-13 indicating that management estimates it will be 9 to 12 months before the company will start realizing revenues from security system surveillance applications.

25.   Please refer to prior comment 46. Please expand this section to identify patent counsel and file as an exhibit their consent. We note the disclosure in Note 5 on page F-7.

Other Activities, page 20

26.   Please briefly discuss why you do not anticipate any revenues from this agreement.

Certain Relationships and Related Transactions, page 24

27.   Please update your disclosure in this section. For example, we note your references to amounts during the year ended September 30, 2007.

28.   We note your response to prior comment 50. Please clarify whether there are any written agreements for the transactions mentioned in the second paragraph of this section. If there are written agreements, please file as exhibits the agreements.

Principal Stockholders, page 25

29.   We note your response to the first sentence of prior comment 51. Please expand the second paragraph of this section to identify the six persons who agreed to have the shares cancelled.

30.   We reissue the second sentence of prior comment 51.

31.   We note your response to the third sentence of prior comment 51. Please expand the second paragraph to disclose the number of shares the six persons are entitled to receive following the spin-off and disclose the number of shares of Infrared they have agreed to deliver to you for cancellation.

32.   We note the increase to 338,780 shares beneficially owned by Gary Ball and Wendy Ball. Please tell us how the number of shares increased. We note section 5.03(m) of the share purchase and merger agreement that Gary Ball and Wendy Ball agreed not to convert their series A preferred shares into common shares until after the registration statement is effective.

33.   Please reconcile the sum of the shares held by the officers and directors with the disclosure on page 25 of 302,393 shares.

Federal Income Tax Considerations, page 26

34.   Please remove the first paragraph of this section.

Federal Securities Law Consequences, page 28

35.   We note your response to prior comment 53. Please expand the reference in the second paragraph of this section to the "holding period" to disclose that the holding period is six months.

Description of Securities, page 28

36.   Please tell us where you revised the disclosure in response to prior comment 54. Also, revise the reference in this section to Form SB-2.

Annual Financial Statements

Note 1- Summary of Significant Accounting Policies, page F-6

37.   We note your response to our prior comments 40, 60 and 61 in our letter dated February 21, 2008. Please revise your discussion to describe the specific nature of your predecessor operations and the periods for which those operations are included in your financial statements. In addition, clarify the nature and components of the $(93,308) balance at September 30, 2005 in your statements of shareholders' deficit.

38.   We note your use of "combined" when referring to the financial statements for 2006. Please revise your footnotes to clarify the reason for the reference to combined and to describe the specific periods and entities combined.

Accounts Receivable, page F-6

39.   We note your response to our prior comment 62 in our letter dated February 21, 2008. We understand that you have not recorded any allowance for doubtful accounts. Please tell us why you continue to state that you record receivables at lower of cost or fair value and how this policy complies with GAAP. Please tell us why your policy is not to record accounts receivable at cost less allowance for doubtful accounts, if any.

Interim Financial Statements

Condensed Balance Sheets, page F-10

40.   Tell us and revise your footnotes to disclose the nature of the $119,725 customer deposits at December 31, 2007. In addition, clarify the related accounting for this liability.

Note 3 – Related Party Transactions, page F-13

41.   We reference you disclosure in Note 3 that you have not paid compensation to any officer or director of the Company. Please revise to disclose, if true, that your officers have not performed any significant services for the company during the period.

Signatures

42.   We note your response to prior comment 68; however, you did not file as an exhibit the power of attorney that authorizes Mr. Ball to sign as the attorney-in-fact for Mr. Bane. We reissue prior comment 68.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3444 with any other questions.

                                                        Sincerely,

                                                        Perry Hindin
                                                        Special Counsel

cc (via fax): Edward T. Swanson, Esq.